

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2017

Armando Anido
Chairman and Chief Executive Officer
Zynerba Pharmaceuticals, Inc.
80 W. Lancaster Avenue, Suite 300
Devon, PA 19333

   Re: Zynerba Pharmaceuticals, Inc.
     Registration Statement on Form S-3
     Filed June 9, 2017
     File No. 333-218638

Dear Mr. Anido:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Johnny Gharib at (202) 551-3170 with any questions.

           Division of Corporation Finance
           Office of Healthcare & Insurance

cc: Rachael Bushey, Esq.